Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
Vancouver, BC V7W 2J5

February 25, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Tia L. Jenkins

Dear Madame:

Re:	Form 10-K for Fiscal Year Ended December 31, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2012
File No. 000-21777

We write further to your letter dated February 20, 2013. We are currently in the process of preparing a response letter and consequent amendments to our filings to address your comments.

We anticipate responding to the U.S. Securities and Exchange Commission within twenty (20) business days of this letter to ensure that the filing of our response is complete and properly addresses your comments.

We trust the foregoing is satisfactory.

Yours truly,

GOLDEN QUEEN MINING CO. LTD.

Per:	/s/ Lutz Klingmann
Lutz Klingmann, President